Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT UNDER NATIONAL INSTRUMENT
51-102

Item 1.	Reporting Issuer:

Richmont Mines Inc. (the « Corporation »)
161, avenue Principale
Rouyn-Noranda (Québec) J9X 4P6

Item 2.	Date of Material Change:

March 6, 2015

Item 3.	Press Release:

A press release with respect to the material change referred to this report was issued by the Corporation on February 27, 2015 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval (« SEDAR »).

Item 4.	Summary of Material Change:

Richmont Mines announces that Mr. Rosaire Émond, Chief Operating Officer, has decided to leave Richmont to pursue other career opportunities. Mr. Émond’s last day will be March 6, 2015.

Item 5.	Full Description of Material Change:

Please see the attached press release.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102:

This report is not being filed on a confidential basis.

Item 7.	Omitted Information:

No information has been omitted under this material change report.

Item 8.	Executive Officer:

Mélissa Tardif
Lawyer and Corporate Secretary
Tel.: 819 797-2435 ext. 228
Fax: 819 797-0166
E-mail: mtardif@richmont-mines.com

Item 9.	Date of Report:

March 5, 2015

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES PRESIDENT AND CEO MR. RENAUD ADAMS
TO OVERSEE ISLAND GOLD DEVELOPMENT; ANNOUNCES RESIGNATION OF CHIEF OPERATION OFFICER

MONTREAL, Quebec, Canada, February 27, 2015 - Richmont Mines Inc. (TSX - NYSE MKT: RIC) (“Richmont” or the “Corporation”) announces that Mr. Rosaire Emond, Chief Operating Officer, has decided to leave Richmont to pursue other career opportunities. Mr. Emond’s last day will be March 6, 2015. Mr. Renaud Adams, President and CEO, will oversee the operations and the transformational development currently underway at Richmont’s cornerstone Island Gold Mine. Consequently, the Corporation does not plan to replace Mr. Emond in the near-term.

Mr. Adams, the Richmont Mines team and Board of Directors wish Mr. Emond well in his future endeavours and thank him for his contribution to the Corporation over the past three years.

About Richmont Mines Inc.

Richmont Mines has produced over 1.5 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor and Monique Mines in Quebec. The Corporation is also advancing development of the extension at depth of the Island Gold Mine in Ontario. With over 23 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States dollar exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports. The forward-looking information contained herein is made as of the date of this news release, and the Corporation undertakes no obligation to publicly update such forward-looking information to reflect new information, subsequent or otherwise, unless required by applicable securities laws.

For more information, please contact:

Jennifer Aitken, MBA, Investor Relations Manager
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Website: www.richmont-mines.com
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